Exhibit 99.1

FOR IMMEDIATE RELEASE

Uni-Fuels Enhances End-to-end EU ETS Compliance Solutions for Global Shipping Companies with EU Allowance Support

SINGAPORE, 20 January 2026 — Uni-Fuels Holdings Limited (NASDAQ: UFG) (“Uni-Fuels” or the “Company”), a global provider of marine fuel solutions headquartered in Singapore, today announced that the Company’s wholly owned subsidiaries, Uni-Fuels Pte Ltd (“Uni-Fuels Singapore”) and Uni-Fuels Middle East FZCO (“Uni-Fuels Dubai”), are offering EU Allowances (EUAs) to support shipowners and operators in complying with the European Union Emissions Trading System (EU ETS) as it extends to maritime transport.

The EUA solution complements the suite of marine fuel offerings provided by Uni-Fuels’ subsidiaries and reflects the Company’s strategy of delivering value-driven, end-to-end solutions. This launch reaffirms Uni-Fuels’ continued commitment to sustainability by supporting customers as they navigate evolving regulatory requirements while aligning operational priorities with environmental compliance.

Under the EU ETS, shipowners are required to monitor and verify their vessels’ missions and surrender a corresponding number of EUAs annually to cover the verified emissions. The regime was extended to maritime transport, effective January 1, 2024, with a phased implementation that requires allowances for 40% of verified emissions in 2024, increasing to 70% in 2025, and reaching full compliance from 2026 onward. Failure to surrender sufficient allowances may result in financial penalties and enforcement actions, underscoring the importance of reliable access to EUAs.

“With a growing need for greater operational transparency and environmental commitment across global maritime operations, shipowners and operators are facing a significant regulatory shift,” said Ms. Stefanie Tay, Chief Operating Officer of Uni-Fuels. “Our subsidiaries are committed to supporting our customers through this transition by providing reliable access to EUAs alongside the core services they already trust, helping them manage risk, remain compliant, and make informed decisions in an evolving regulatory landscape.”

Ms. Stefanie Tay continued, “This initiative marks a landmark step in Uni-Fuels’ 2026 global strategic roadmap, focusing on scaling operations and broadening service offerings to meet emerging customer needs across the global maritime sector. The EUA offering strengthens the Company’s value proposition by helping shipowners and operators efficiently meet compliance requirements while focusing on their core operations.”

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About Uni-Fuels Holdings Limited

Uni-Fuels is a fast-growing global provider of marine fuel solutions with a growing presence across major shipping hubs, including Singapore, Seoul, Dubai, Shanghai, and Limassol. Established in 2021, Uni-Fuels has evolved into a dynamic, forward-thinking company delivering customer-centric, compliant, and reliable fuel solutions across global markets and time zones, supported by 24/7 operational support year-round. Backed by a globally integrated operating platform, experienced industry professionals, and an extensive global supply network, Uni-Fuels has built trusted partnerships with customers, supporting them in achieving their operational objectives and decarbonization goals amid the maritime industry’s ongoing energy transformation.

For more information, visit www.uni-fuels.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate”, “estimate”, “expect”, “project”, “plan”, “intend”, “believe”, “may”, “will”, “should”, “can have”, “likely” and other words and terms of similar meaning. Forward-looking statements represent Uni-Fuels’ current expectations regarding future events and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those implied by the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the Company’s ability to execute on the contemplated expansion plan in a timely, cost effective and efficient manner, its ability to continue its cross-border regulatory compliance, its ability to attract, evaluable and complete acquisitions with suitable candidates, and other risks and uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the Company’s annual report on Form 20-F filed with the SEC on April 22, 2025. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Contact Information

For Investor Relations:

Uni-Fuels Holdings Limited

Email: investors@uni-fuels.com

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